Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

21 September 2004

04045170

Brambles

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED SEP 27 2004 PROCESSING SECTION 208

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
SEP 29 2004
THOMSON
FINANCIAL

Laura Jackson
Company Secretarial Assistant

Encs.

dlw 9/29

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

Not disclosed

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

17 September 2004

12) Total holding following this notification

93,276,535

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

12.89%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 20 September 2004

Details of Registered Holders

Capital Guardian Trust Company		2.49%
State Street Nominees Limited	4,204,300	
Bank of New York Nominees	331,700	
Northern Trust	185,000	
Chase Nominees Limited	8,671,476	
BT Globenet Nominees Ltd.	210,700	
Midland Bank plc	1,860,400	
Bankers Trust	787,500	
Barclays Bank, Barclays Global Securities Services	30,100	
Nortrust Nominees	1,312,100	
Royal Bank of Scotland	8,800	
MSS Nominees Limited	18,000	
Citibank NA	19,200	
ROY Nominees Limited	28,700	
Mellon Nominees (UK) Limited	323,600	
HSBC	30,600	
Total	18,022,176	
Capital International Limited		3.76%
State Street Nominees Limited	742,781	
Bank of New York Nominees	6,011,672	
Northern Trust	690,615	
Chase Nominees Limited	5,390,619	
Midland Bank plc	262,000	
Bankers Trust	409,342	
Barclays Bank, Barclays Global Securities Services	225,100	
Citibank London	993,500	
Morgan Guaranty	211,600	
Nortrust Nominees	3,392,077	
Royal Bank of Scotland	2,041,997	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	2,453,159	
National Westminster Bank	170,300	
Lloyds Bank	97,700	
Citibank NA	89,100	
Deutsche Bank AG	1,335,200	
HSBC Bank plc	1,041,340	

Mellon Bank N.A.	370,804	
Northern Trust AVFC	246,800	
KAS UK	42,915	
Mellon Nominees (UK) Limited	299,000	
Bank One London	351,980	
Clydesdale Bank plc	114,800	
JP Morgan Chase Bank	43,400	
Total	27,221,801	
Capital International S.A.		1.29%
State Street Nominees Limited	40,900	
Bank of New York Nominees	66,800	
Chase Nominees Limited	3,887,076	
Credit Suisse London Branch	93,600	
Midland Bank plc	1,091,200	
Barclays Bank, Barclays Global Securities Services	955,900	
Pictet & Cie, Geneva	50,800	
Citibank London	64,400	
Brown Bros.	128,500	
Nortrust Nominees	36,200	
Morgan Stanley	40,300	
Royal Bank of Scotland	241,700	
J.P. Morgan	1,274,835	
State Street Bank & Trust Co.	137,500	
National Westminster Bank	115,100	
Lloyds Bank	58,156	
RBSTB Nominees Ltd.	274,500	
Citibank NA	34,100	
Deutsche Bank AG	174,346	
HSBC Bank plc	557,925	
Total	9,323,838	
Capital International Inc.		0.40%
State Street Nominees Limited	1,350,000	
Bank of New York Nominees	30,900	
Chase Nominees Limited	103,900	
Midland Bank plc	246,700	
Brown Bros	177,600	
Nortrust Nominees	85,326	
Royal Bank of Scotland	306,200	
State Street Bank & Trust Co	39,100	
RBSTB Nominees Ltd.	44,800	
HSBC Bank plc	56,894	
JP Morgan Chase Bank	447,300	
Total	2,888,720	
Capital Research and Management Company		4.95%
Chase Nominees Limited	35,820,000	
Total	35,820,000	

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Franklin Resources, Inc. and its affiliates

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of clients of Franklin Resources, Inc. and its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Not disclosed

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

17 September 2004

12) Total holding following this notification

64,009,671

13) Total percentage holding of issued class following this notification (any treasury shares

held by company should not be taken into account when calculating percentage)

8.84%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 20 September 2004

Details of Registered Holders

Bank of New York, London	2,677,820
Chase Nominees Ltd	32,604,699
Citibank Nominees Ltd.	1,225,523
Clydesdale Bank PLC, Glasgow	2,747,129
HSBC London	1,024,760
Mellon Bank NA	6,014,350
Northern Trust Company	3,300,590
Royal Trust Corp of Canada, London	2,254,440
State Street Nominees Limited	12,160,360
Total	64,009,671